================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

================================================================================






                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



[X]                  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                                       OR
                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM __________ TO __________

                         COMMISSION FILE NUMBER 1-13086




================================================================================

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

================================================================================

                         Weatherford International, Inc.
                             515 Post Oak Boulevard
                                    Suite 600
                               Houston, TX 77027

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN


                          INDEX TO FINANCIAL STATEMENTS

                            AND SUPPLEMENTAL SCHEDULE



                                                                                                                 Page
                                                                                                                 ----
Report of Independent Public Accountants                                                                           2

Financial Statements-
    Statements of Net Assets Available for Plan Benefits as of
       December 31, 2000 and 1999                                                                                  3

    Statement of Changes in Net Assets Available for Plan Benefits
       for the Year Ended December 31, 2000                                                                        4

Notes to Financial Statements as of December 31, 2000 and 1999                                                     5

Supplemental Schedule-
    Schedule of Assets (Held at End of Year) as of December 31, 2000                                               8

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Administrative Committee of the
Weatherford International, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Weatherford International, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and supplemental schedule referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





ARTHUR ANDERSEN LLP



Houston, Texas
June 12, 2001

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999



                                                                                                2000             1999
                                                                                           ---------------  --------------

ASSETS:
   Investments, at fair value-
     Collective trusts-
       Merrill Lynch Equity Index Trust                                                       $ 20,311,979      $ 21,013,926
       Merrill Lynch Retirement Preservation Trust                                              32,646,941        28,175,373
       Other                                                                                            --         1,755,635
                                                                                          ----------------  ----------------
                                   Total collective trusts                                      52,958,920        50,944,934

     Mutual funds-
       Davis New York Venture Fund, Inc.                                                        26,217,585        23,615,542
       Merrill Lynch Balanced Capital Fund, Inc. (Class A)                                      17,045,264        18,706,883
       Phoenix-Engemann Small and Mid Cap Growth Fund (Class A)                                 10,955,984                --
       Other mutual funds                                                                       16,346,816        25,562,931
                                                                                          ----------------  ----------------
                                   Total mutual funds                                           70,565,649        67,885,356


     Weatherford International, Inc., common stock                                              22,996,980        21,342,751
     Grant Prideco, Inc., common stock                                                           7,839,051                --
     Money market accounts                                                                         503,412           614,446
     Cash, interest bearing                                                                          6,842           307,201
     Participant loans receivable                                                                7,452,566         7,074,060
                                                                                          ----------------  ----------------
                                   Total investments                                           162,323,420       148,168,748

   Receivables-
     Participants' contributions                                                                 1,185,647         1,024,741
     Company contribution                                                                          295,609             4,169
     Loan interest                                                                                  -                 50,257
     Pending settlement                                                                            983,389           160,509
     Accrued income receivable                                                                      50,615            34,239
                                                                                          ----------------  ----------------
                                   Total receivables                                             2,515,260         1,273,915
                                                                                          ----------------  ----------------
                                   Total assets                                                164,838,680       149,442,663
                                                                                          ----------------  ----------------

LIABILITIES:
   Excess contribution refunds payable                                                                  --           616,413
                                                                                          ----------------  ----------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                                     $   164,838,680   $   148,826,250
                                                                                           ===============   ===============



   The accompanying notes are an integral part of these financial statements.

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000



ADDITIONS:
   Investment income-
     Net appreciation (depreciation) in fair value of investments-
       Collective trusts                                                                                    $    (2,010,460)
       Mutual funds                                                                                              (3,610,662)
       Common stock                                                                                              14,025,063
                                                                                                           ----------------
                                                                                                                  8,403,941
     Interest and dividend income                                                                                 8,438,861
                                                                                                           ----------------
                                                                                                                 16,842,802
   Contributions-
     Participants                                                                                                13,183,332
     Company                                                                                                      3,160,166
     Rollover                                                                                                     1,992,220
                                                                                                           ----------------
                                                                                                                 18,335,718
                                                                                                           ----------------
                                           Total additions                                                       35,178,520
                                                                                                           ----------------
DEDUCTIONS:
   Benefits paid to participants and beneficiaries                                                               19,166,090
                                                                                                           ----------------

                                           Total deductions                                                      19,166,090
                                                                                                           ----------------
NET INCREASE                                                                                                     16,012,430

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year                                                       148,826,250
                                                                                                           ----------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                                                         $   164,838,680
                                                                                                            ===============



    The accompanying notes are an integral part of this financial statement.

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999



1.  DESCRIPTION OF THE PLAN:

The following description of the Weatherford International, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by the Board of Directors of Weatherford International, Inc. (Weatherford or the Company).

The Company's Board of Directors appointed a committee (the Administrative Committee) to administer the Plan. Merrill Lynch Trust Company (Merrill Lynch) serves as asset custodian and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In October 1999, the Company's Board of Directors approved the spin-off of the Grant Prideco, Inc. Drilling Products Division. The spin-off was completed on April 14, 2000. As a result, the Board of Directors declared a distribution of one share of Grant Prideco, Inc. common stock for each share of the Company's common stock issued at the close of business on March 23, 2000. Shares of Grant Prideco, Inc. common stock received as a result of the spin-off are held in a separate fund; however, participants cannot direct contributions or fund transfers to this fund.

Eligibility

All employees other than employees who are subject to collective bargaining agreements, employees who are nonresident aliens and receive no U.S.-source income from the Company and employees who are members of other retirement plans sponsored by the Company or one of its subsidiaries outside the United States are eligible to participate in the Plan on their dates of hire but are not eligible to participate for purposes of the Company's matching or discretionary contributions until the employee has completed one year of continuous service.

Contributions

An eligible employee may elect to contribute, by payroll deductions, 1 percent to 16 percent of his eligible gross earnings to the Plan on a pretax basis subject to certain limitations. An employee may also elect to contribute up to 16 percent of base after-tax earnings subject to certain limitations. The combination of employee contributions cannot exceed 16 percent of eligible gross earnings. In addition, participants may contribute amounts representing distributions from other qualified plans.

The Company shall make matching contributions equal to 50 percent of the first 6 percent of the participant's pretax contributions, as defined in the Plan. Company match is calculated on base earnings only. The Company, solely at the discretion of the Board of Directors, may make additional discretionary contributions. There were no discretionary contributions made for the year ended December 31, 2000.

Participant Accounts

Each participant's account is credited with the participant's and the Company's matching contributions, an allocation of the Company's discretionary contribution, if applicable, and Plan earnings thereon. Earnings are allocated by fund based on the ratio of the participant's account invested in a particular fund to all participants' investments in that fund.

Participant Loans

Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one half of the present value of the participant's vested account balance. Loan maturity dates range from one year to five years except when the loan is used to purchase a participant's principal residence. The loans are fully secured by a pledge of the participant's vested account balance and bear interest at the prime rate as reported in "The Wall Street Journal" or at a rate determined by the Administrative Committee.

Vesting

Participants are immediately vested in their elective deferral account and actual earnings thereon. Prior to December 31, 1999, vesting in the Company's matching and discretionary contribution portion of their accounts, plus actual earnings thereon, was based on years of continuous service. The vesting schedule was as follows:

          Years of
     Credited Service                              Percent Vested
     ----------------                              --------------

     Less than 1                                           0%
     1 but less than 2                                    20
     2 but less than 3                                    40
     3 but less than 4                                    60
     4 but less than 5                                    80
     5 or more                                           100

Effective December 31, 1999, the Plan was amended to provide 100 percent vesting on the participant's Company match and discretionary contribution accounts.

Forfeitures

Forfeitures of nonvested balances of terminated employees are available to offset future Company contributions. Forfeitures available to reduce future Company contributions at December 31, 2000 and 1999, were $19,242 and $130,477, respectively.

Expenses of the Plan

During 2000, administrative fees incurred by the Plan were paid by the Company, except for participant loan fees which were paid from the account of the participant requesting the loan.

Withdrawals and Terminations

A participant may withdraw the value of his after-tax contributions to the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. The participant's pretax contributions and Company contributions will be available to a participant who has attained age 59-1/2 or in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of employee contributions for 12 months.

In the event of normal retirement, total and permanent disability or death while actively employed, the full value of the participant's account balance will be distributed to the participant or his beneficiaries. Upon termination of employment, the participant's entire account balance will be available for withdrawal. If the participant's account balance is less than $5,000, the participant is paid a lump-sum payment as soon as practicable after his termination date. Written consent from the participant or beneficiary is required if the vested balance is greater than $5,000.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are prepared and presented in accordance with the accrual method of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Valuation of Investments

The fair value of the investments in the collective trusts is based on the market value of their underlying assets, as determined by the investment issuer. Investments in mutual funds and common stock are reported at fair market value based on quoted market prices. Participant loans receivable are stated at cost, which approximates fair value. Investment income is recorded when earned.

The Merrill Lynch Retirement Preservation Trust is a collective trust fund investing primarily in guaranteed investment contracts (GICs), synthetic GICs and U.S. Government securities. The GICs are fully benefit-responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on contributions made under the contract plus interest earned at the contract's rate less funds used to pay investment fees and withdrawals. The effective yield of the collective trust fund was 6.65 percent for the year ended December 31, 2000.

3.  RISKS AND UNCERTAINTIES:

The Plan provides for various investments in collective trusts, mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4.  TAX STATUS:

The Plan obtained its latest determination letter on April 19, 2000, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code). The Plan has been amended since receiving the determination letter. The Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2000 and 1999.

5.  RELATED-PARTY TRANSACTIONS:

Certain Plan investments are managed by Merrill Lynch. Merrill Lynch is the trustee and asset custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                                                                        SCHEDULE

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2000

                                                                                                    Principal
                                                                                                    Amount or
                                                                                                      Number
                                                                                                     of Units/           Current
      Identity of Issue                       Description of Investment                               Shares    Cost      Value
-------------------------------      ---------------------------------------------------------     -----------  ----  -------------
COLLECTIVE TRUSTS:
   Merrill Lynch Trust Company*      Merrill Lynch Equity Index Trust                                  221,336   (a)  $  20,311,979
   Merrill Lynch Trust Company*      Merrill Lynch Retirement Preservation Trust                    32,646,941   (a)     32,646,941
                                                                                                                      -------------
                                                              Total collective trusts                                   52,958,920
                                                                                                                      -------------
MUTUAL FUNDS:
   Pilgrim International             Pilgrim International Small Cap Growth Fund (Class A)              12,087   (a)       377,231
   Phoenix Investment Partners       Phoenix-Engemann Small and Mid Cap Growth Fund (Class A)          288,695   (a)    10,955,984
   Mercury Hotchkis Wiley Funds      Hotchkis and Wiley International Fund                             154,385   (a)     3,794,775
   State Street Research             State Street Research Aurora Fund (Class A)                        39,443   (a)     1,101,651
   Merrill Lynch Trust Company*      Merrill Lynch Global Allocation Fund, Inc. (Class A)              432,011   (a)     5,667,988
   AIM Funds                         AIM Balanced Fund (Class A)                                         4,642   (a)       139,683
   Massachusetts Investors           Massachusetts Investors Growth Stock Fund (Class A)                44,323   (a)       759,703
   Merrill Lynch Trust Company*      Merrill Lynch Balanced Capital Fund, Inc. (Class A)               561,253   (a)    17,045,264
   Merrill Lynch Trust Company*      Merrill Lynch Corporate Bond Intermediate Term Portfolio
                                       (Class A)                                                       413,375   (a)     4,505,785
   Davis Venture Group               Davis New York Venture Fund, Inc.                                 912,233   (a)    26,217,585
                                                                                                                      ------------
                                                          Total mutual funds                                            70,565,649
                                                                                                                      ------------
COMMON STOCK:
   Weatherford International, Inc.*  Common stock of Weatherford International, Inc.                   486,710   (a)    22,996,980
   Grant Prideco, Inc.               Common stock of Grant Prideco, Inc.                               357,344   (a)     7,839,051
                                                                                                                      ------------
                                                          Total common stock                                            30,836,031
                                                                                                                      ------------
MONEY MARKET ACCOUNTS:
   Merrill Lynch Trust Company*      Merrill Lynch U.S.A. Government Reserves                          503,412   (a)       503,412
                                                                                                                      ------------
                                                          Total money market accounts                                      503,412
                                                                                                                      ------------
OTHER:
   Merrill Lynch Trust Company*      Cash, interest-bearing                                       $      6,842   (a)         6,842
   The Plan*                         Participant loans, interest rates from 7% to
                                       10.5% per annum                                            $  7,452,566   (a)     7,452,566
                                                                                                                      ------------
                                                                                                                      $162,323,420
                                                          Total assets                                                ============


 *  Party in interest.
(a) Cost omitted for participant-directed investments.

                                   SIGNATURES



THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN



Date: June 26, 2001                     /s/ JON R. NICHOLSON
                                        ----------------------------------------
                                        Jon R. Nicholson
                                        Senior Vice President, Human Resources,
                                        For Weatherford International, Inc., and
                                        Administrative Committee Member

                                INDEX TO EXHIBIT

   EXHIBIT
   NUMBER                         DESCRIPTION
   ------                         -----------

    23.1            Consent of Independent Public Accountants